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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                                 FORM 11-K

                         [ X ] Annual report pursuant to Section 15(d) of
                     the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2000.

                                     or

                         [ ] Transition report pursuant to Section 15(d) of
                     the Securities Exchange Act of 1934





               THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
                                90 Park Ave.
                                 26th Floor
                             New York, NY 10022
                      (Full name and address of plan)

                      Commission File Number: 1-10857

                          THE WARNACO GROUP, INC.
                       (Name of issuer of securities)

                          The Warnaco Group, Inc.
                                90 Park Ave.
                             New York, NY 10022
        (Address of principal executive offices, including zip code)

                      Copies of all communication to:

                          The Warnaco Group, Inc.
                                90 Park Ave.
                                 26th Floor
                             New York, NY 10022
                  Attn. Vice President and General Counsel

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                                INTRODUCTION

The Warnaco Group, Inc., a Delaware Corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the "Plan"). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

                            REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBITS


         (a)      Financial Statements:  These documents are listed in the
                         Index to Financial Statements.


         (b)      Exhibits:

                          (1)  Independent Auditors' Consent


THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS



                                                                               PAGE

INDEPENDENT AUDITORS' REPORT                                                   F-1

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits as of
            December 31, 2000 and 1999                                         F-2

         Statements  of  Changes  in Net Assets Available for
            Benefits for the Years Ended December 31, 2000 and 1999            F-3

         Notes to Financial Statements                                  F-4 - F-10

SUPPLEMENTAL SCHEDULE:

         Form  5500,  Schedule  H,  Part IV, Schedule of Assets
            Held for Investment Purposes At End of Year as of
            December 31, 2000                                                  S-1

INDEPENDENT AUDITORS' CONSENT


Other schedules required by Section 2520.103-10 of the Department of Labor
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the period ended December 31, 2000 to be signed on its behalf by the undersigned thereunto duly authorized.



                                                 THE WARNACO GROUP, INC.
                                                   EMPLOYEE SAVINGS PLAN




Date: July 13, 2001                              By:    /s/Philip Terenzio
                                                        ----------------------
                                                       PHILIP TERENZIO
                                                    Senior Vice President and
                                                    Chief Financial Officer of
                                                     The Warnaco Group, Inc.



                        INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of The Warnaco Group, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
New York, New York
July 13, 2001



THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(in thousands of dollars)
                                                          December 31,
                                                      2000           1999
                                                      ----           ----
ASSETS

Investments (Note 6)                                 $29,821        $34,227

Participant loans                                          2              6

Receivables:
   Participant contributions                             358            253
   Employer contributions                                 54             28
                                                      ------        -------
                                                         412            281
                                                      ------        -------

NET ASSETS AVAILABLE FOR BENEFITS                    $30,235         34,514
                                                     -------        -------



The accompanying notes are an integral part of these financial statements.



THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
(in thousands of dollars)


                                                          December 31,
                                                      2000           1999
                                                      ----           ----

ADDITIONS:
    Contributions:
       Participant                                  $ 4,458        $ 3,654
       Employer                                         579            388
                                                    -------        -------
                                                      5,037          4,042
                                                    -------        -------

    Investment Income:
       Net (depreciation) appreciation
         in fair value of investments (Note 6)       (4,240)         1,545
       Interest and dividend income                   1,835          1,419
       Other income                                      56             37
                                                    -------        -------
                                                     (2,349)         3,001

           Total additions                            2,688          7,043
                                                    -------        -------

DEDUCTIONS:
    Benefit payments                                  6,843          5,229
    Administrative fees                                 124             28
                                                    -------        -------
           Total deductions                           6,967          5,257
                                                    -------        -------

(DECREASE) INCREASE IN NET ASSETS                    (4,279)         1,786

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                34,514         32,728
                                                    -------        -------

End of year                                         $30,235        $34,514
                                                    =======        =======




The accompanying notes are an integral part of these financial statements.



THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN ENDED
(in thousands of dollars)
[GRAPHIC OMITTED]

Note 1 - Description of Plan

The following description of The Warnaco Group, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only.
Participants should refer to the Plan agreement (the "Agreement") for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, which covers all non-union employees and certain collectively-bargained employees of The Warnaco Group, Inc. and its subsidiaries (the "Company" and/or "Plan Sponsor") who have attained age 21 and have completed either one year of service or a period of service of six months with credit of 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Savings Plan Committee, which is appointed by the Board of Directors of the Company, serves without compensation and is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") serves as trustee, investment manager, and administrative service provider to the Plan.

Contributions
Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 16%) of their eligible compensation to the Plan. The Company matches contributions to the Plan equal to 15% (such contributions are solely invested in the Company's common stock fund) of a participant's contributions up to 6% of eligible compensation. Section 401(k) of the Internal Revenue Code (the "Code") and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $10,500 in 2000 and $10,000 in 1999, by Code Section 402(g). If any participant's compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.

Participants' accounts
Each participant's account is credited with the participant's contributions (may include both before tax and after tax contributions) and allocations of (a) the Company's contributions and, (b) Plan earnings and charged with an allocation of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants in the Plan are fully vested in their contributions at all times. Participants vest ratably in their share of Company matching contributions and in earnings thereon over a four-year period.


Retirement age
Normal retirement age is 65.

Investment options
Each participant directs the investment of his or her account balance into six investment options as follows:

         Travelers Group, Inc. Fixed Income Fund: The fund invests in Guaranteed Investment Contracts ("GIC's") issued by Travelers Group, Inc. The fund also invests in high quality money market securities. Income is declared and reinvested monthly. Although the fund purchases investments denominated as "guaranteed investment contracts", neither the fund nor its units are in fact guaranteed, and such investments are subject to claims of creditors of the GIC's issuer.

         Merrill Lynch Government Fund: This fund invests in cash holding account until the Traveler Group, Inc. completes it examination for accuracy of the remission notice information from the Company and balancing the total of the various amounts specified in the remission notice with the amount of the remission actually received. The amounts are appropriately allocated to the proper funds at the earliest practicable valuation date following the examination.

         Merrill Lynch Global Allocation Fund (Balanced): This fund seeks high total return from a globally oriented portfolio of equity, debt and money market securities.

         Merrill Lynch Growth Fund for Investment & Retirement (Managed Equity): This fund seeks to invest primarily in securities which fund management believes are undervalued. Undervalued securities are securities which either are selling at a discount from per-share book value, have dividend yields greater than the stock market average or seem capable of recovering from situations that caused the companies to become temporarily out of favor.

         Merrill Lynch Institutional Fund (U.S. Government): This fund invests in high quality short-term "money market" instruments such as those issued by the U.S. Government, government agencies and instrumentalities, banks and corporations. The fund seeks to maintain a consistent one dollar per share net asset value, although this cannot be assured.

         Merrill Lynch Equity Index Trust (Indexed Equity): This fund is a collective trust maintained by Merrill Lynch Trust Company, therefore the funds are commingled with other Merrill Lynch funds. The fund seeks to approximate the total return of the Standard & Poor's 500 Composite Stock Fund Index.

         Common Stock Fund: This fund offers employees an opportunity to share in the ownership of the Company with the potential for capital appreciation. This fund also invested in common stock of the Authentic Fitness Corporation, an affiliate of the Company, which was acquired by the Company in December 1999 (see Note 5 and Note 7).

Participants may allocate investment balances to the funds in any combination as long as each investment is made in even multiples of 10% of the participant's fund balance.


Benefit Payments
Upon termination of service from death, disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, in installments or as an annuity. Participants may withdraw their vested account balance upon termination of employment. The Plan also allows for hardship withdrawals under certain circumstances.

Forfeited Accounts
As provided in the Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are applied as an offset to future Company contributions payable under the Plan. Company contributions forfeited by participants amounted to approximately $116,539 and $121,142 for the Plan years 2000 and 1999, respectively.

Participant Loans
The Plan does not allow loans to participants. On December 31, 1998, as a result of the merger of a plan of an entity acquired by the Company, participant loan balances were transferred to the Plan. Once the existing participant loans are repaid, no further loans will be allowed.


Note 2 - Summary of Significant Accounting Policies

Method of accounting and use of estimates
The Plan's financial statements are prepared on the accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk and uncertainties
Investment securities are exposed to various risks, such as interest rate, market and price. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment valuation and income recognition
Plan investments other than insurance contracts are stated at fair value and are determined based upon quoted market prices. Insurance contracts are deposit administration contracts valued at contract value. Funds may be withdrawn pro rata from all investment contracts at contract value determined by the respective insurance company to pay Plan benefits and to make participant-directed transfers to other funds pursuant to the terms of the Plan after the amounts in the money market securities are depleted. The contract value of the guaranteed annuity contracts approximates the fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost, which is not materially different from fair value. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of benefits
Benefits are recorded when paid.

Administrative expenses
Administrative expenses of the Plan are paid by the Plan.


Note 3 - Plan termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of a termination of the Plan, all interests of participants become fully vested and the GIC's shall continue until all participants' accounts have been completely distributed to the participants or their designated beneficiaries in accordance with the Plan.


Note 4 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 12, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


Note 5 - Party-in-Interest Transactions

Merrill Lynch, the trustee as defined by the Plan, manages the assets of the Plan and therefore these investments qualify as party-in-interest. Fees paid by the Plan to the trustee for investment management services were $124,000 and $28,000 for the years ended December 31, 2000 and 1999, respectively.

The Common Stock Fund of the Plan held 311,699 and 126,560 shares of common stock of the Company at December 31, 2000 and 1999, respectively. The cost of such shares was $3,686,582 and $3,201,844 with a fair market value of $525,836 and $1,558,209 at December 31, 2000 and 1999, respectively. In
December 1999, the Company acquired Authentic Fitness and, as a result, the Plan tendered 4,425 shares of Authentic Fitness stock owned for the tender offer price of $20.75, receiving proceeds of approximately $92,000. Effective April 1, 2000, employees of Authentic Fitness were eligible to participate in the Plan, subject to the Plan's eligibility requirements.




Note 6 - Investments

A schedule of investments as of December 31, 2000 and 1999, is as follows:

(in thousands of dollars)

                                                               December 31,
                                                          2000           1999
                                                          ----           ----

Travelers Group, Inc. Fixed Income Fund
   9,198,123 and 10,111,983 shares,
   respectively                                          $ 9,198        $10,112

Merrill Lynch Government Fund
   473,888 and 79,000 shares, respectively                   474             79

Merrill Lynch Global Allocation Fund
   376,013 and 363,582 shares, respectively                4,934          5,097

Merrill Lynch Growth Fund For Investment & Retirement
   188,354 and 175,108 shares, respectively                3,916          4,801

Merrill Lynch Institutional Fund
   3,061,160 and 3,129,868 shares, respectively            3,061          3,130

Merrill Lynch Equity Index Trust
   83,782 and 92,118 shares, respectively                  7,689          9,323

Common Stock Fund - The Warnaco Group, Inc.
   311,699 and 126,560 shares, respectively                 525*          1,558*

Common Stock Fund, Authentic Fitness Corporation
   4,425 shares at December 31, 1999                          -              92

Merrill Lynch Cash and Distribution Account                  24              35
                                                        -------         -------
                                                        $29,821         $34,227
                                                        =======         =======

*Non-participant directed (see Note 7)


During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(4,240) and $1,545, respectively, as follows:


                                                               Years ended
                                                               December 31,
                                                          2000           1999
                                                          ----           ----

   Common stocks                                        $ (1,931)       $ (1,492)
   Mutual funds                                           (2,309)          3,037
                                                        ---------       --------
                                                        $ (4,240)       $  1,545
                                                        ---------       --------

The realized gains (losses) on sales of investments were $(225) and $98 for the years ended December 31, 2000 and 1999, respectively.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:


                                                            December 31,
                                                       2000           1999
                                                       ----           ----
   Common Stock Fund - The Warnaco Group, Inc.
      (see Note 7)                                   $    525        $  1,558
                                                     --------        --------


                                                            Year Ended
                                                        December 31, 2000
                                                     ------------------------

      Changes in Net Assets
         Contributions                                          $  1,004
         Dividend income                                              55
         Net depreciation in fair value of investment             (1,931)


      Benefit payments                                              (143)
      Administrative expenses                                         (8)
      Other                                                          (10)
                                                                ---------
                                                                $ (1,033)
                                                                =========


Note 7 - Subsequent Events

On June 11, 2001, The Warnaco Group, Inc., the Plan Sponsor, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. In addition, the Independent Auditors' Report on examination of the fiscal 2000 financial statements of the Plan Sponsor includes an explanatory paragraph, which raises substantial doubt about the Plan Sponsor's ability to continue as a going-concern. However, the Plan Sponsor continues to fund the Company match into the Plan and has no current plans to terminate the Plan.

Effective July 1, 2001, as a result of the Company's recent Chapter 11 Bankruptcy filing, the Company's employer matching contribution will be made in the form of cash rather than Company stock. Additionally, the Plan has discontinued The Warnaco Group, Inc. common stock as a participant investment option.


THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

      Identity of Issue                     Description of Investment                   Value       Cost           Value

Travelers Group, Inc. Fixed         Investment Contract with Travelers Group, Inc.       $1.00    $ 9,198,123   $ 9,198,123
Income Fund                           6.25% No. GR-10511, matures December 31, 2025

*Merrill Lynch Government Fund      Money market government fund                         $1.00        473,888       473,888

*Merrill Lynch Global Allocation    International allocation mutual fund                $13.12      5,147,871     4,933,300
 Fund

*Merrill Lynch Growth Fund for      Growth oriented mutual fund                         $20.79      4,595,289     3,915,884
 Investment & Retirement

*Merrill Lynch Institutional Fund   Money market mutual fund                             $1.00      3,061,160     3,061,160

*Merrill Lynch Equity Index Trust   Mutual fund investing in securities
                                      of the S&P 500                                    $91.77      4,990,169     7,688,718

*Common Stock Fund - The Warnaco
 Group, Inc.                        Common Stock                                         $1.69      3,686,582       525,836 **

*Merrill Lynch Cash and             Pending settlement account                           $1.00         23,888        23,888
 Distribution Account

*Participant Loans                  Participant loans outstanding bearing
                                      interest at 6% to 8%                               $1.00          2,443         2,443
                                                                                                   -----------  -----------
                                                                                                   $31,179,413  $29,823,240
                                                                                                   ===========  ===========

 *Party-in-interest
**See Note 7 about subsequent bankruptcy filing.